UONLIVE CORPORATION	1107, Lippo Centre Tower 1, 89 Queensway, Admiralty, Hong Kong

Form RW

November 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Uonlive Corporation
Request to Withdraw Registration Statement on Form 10-12G
SEC File No. 000-26119

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Uonlive Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G (Registration No. 000-26119), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it did not include updated financial statements. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact Timothy Lam at +852 9308 8120.

Thank you for your assistance in this matter.

Sincerely,

Uonlive Corporation.

/s/ Raymond Fu

By: Raymond Fu

Title: CEO